Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131  Facsimile: (604) 408-3884

NEWS RELEASE

March 10, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES 5:1 CONSOLIDATION OF COMMON SHARES

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that at its annual and special meeting (the “Meeting”) of shareholders held on February 8, 2010, shareholders approved a special resolution to consolidate (the “Consolidation”) its issued and outstanding common shares (“Common Shares”) at a ratio (the “Ratio”) of one (1) new Common Share for up to every five (5) outstanding Common Shares. The 5:1 Ratio has been approved by the Board of Directors after the Meeting. No name change or change of trading symbol will be undertaken in connection with the Consolidation.

The Company’s consolidated Common Shares will begin trading on the TSX Venture Exchange under the symbol “ASX” effective as of the opening of trading on March 11, 2010. Currently, there are 107,019,894 Common Shares outstanding. Following the Consolidation there will be approximately 21,403,979 Common Shares outstanding. Any fractional Common Shares resulting from the Consolidation will be cancelled.

The Board of Directors of the Company has concluded that the Consolidation is in the best interests of the shareholders and that the Consolidation will have no substantive economic effect on the shareholders, whose ownership percentage in the Company will remain unchanged. The Consolidation is expected to lead to increased interest to a wider audience of potential investors and would better position the Company to broaden its financing alternatives and pursue acquisition opportunities.

The Company is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in North America. The Company is committed to creating long term shareholder value through the discovery of base and precious metals. The Company’s Common Shares trade on the TSX Venture Exchange under the symbol “ASX”.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry or Andrew Mugridge of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries, or Morgan Brewster, Corporate Development of the Company at (778) 989-2739 or mbrewster@alberta-star.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.408.3884
www.alberta-star.com

Forward-Looking Statements

In the interest of providing the Company's shareholders and potential investors with information regarding the Company, including managements' assessment of the future plans and operations of the Company, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following: expectations of management regarding the proposed Consolidation, including the timing of completion of the Consolidation and the effect of the Consolidation on the Company's operations.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future capital expenditure levels; future silver and base and precious metals prices and future silver and base and precious metal production levels; future exchange rates and interest rates; our ability to obtain equipment other resources in a timely manner to carry out development activities; our ability to market our silver and base and precious metals successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; our ability to attract new senior management and board members; and our ability to add production and resources through our development and exploitation activities. Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the following: that the failure of the Company to obtain the necessary Exchange, regulatory and other third party approvals required in order to proceed with the proposed Consolidation and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Statements contained in this news release relating to future results, events, and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling, and other factors which may cause the actual results, performance, estimates, projections, resource potential, interpretations, prognoses, schedules, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company' annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission and available in Canada at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.